legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

 DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 11, 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Amendment No. 1 to Form 8-K Filed January 22, 2013 File No. 000-54007

Dear Mr. Spirgel:

Compliance Systems Corporation (the “Registrant”) hereby requests an extension through and including February 19, 2013 to file Amendment No. 2 to the above-referenced Form 8-K and respond to your comment letter to Barry Brookstein dated January 29, 2013.

We appreciate your courtesy in this matter.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832